LOAN AGREEMENT
This loan agreement (this "Agreement") is entered into on April 28, 2016 by and between:

(1)	Seadrill Hungary Kft (the "Lender")
and

(2)	Seadrill Limited (the "Borrower")
(hereinafter jointly referred to as the "Parties" and, individually, as a "Party").
WHEREAS:

(A)	Seadrill Limited (“SDRL”) owns 46.6% of Seadrill Partners LLC (“SDLP”).

(B)	SDRL owns 49% and SDLP owns 51% of Seadrill Capricorn Holdings LLC (“Capricorn”).

(C)
Seadrill Neptune Hungary Kft (“Neptune”) is a wholly owned subsidiary of SDRL, and both the Lender, which is the rig owner of the West Sirius, and Seadrill Gulf Operations Sirius LLC (“Sirius”), which is the bareboat charterer of the West Sirius, are wholly owned subsidiaries of Capricorn.

(D)
Due to the termination of the drilling contract for the West Sirius made between BP and Sirius, BP is obliged to pay to Sirius monthly termination payments until July 23, 2017 (the “BP Termination Payments”).

(E)	Sirius, in turn, is obliged to pay the Lender USD 143,000,000 as the balance of the termination fee due under the bareboat charter agreement for the West Sirius (the “BBC Termination Fee”).

(F)
Neptune has agreed to make a loan (the “Sirius Loan”) in the amount of USD 143,000,000 to Sirius to enable Sirius to pay the BBC Termination Fee, which loan is governed by a loan agreement dated as of the date hereof (the “Sirius Loan Agreement”). The Lender, as the sister of Sirius, and the Borrower, as the parent of Neptune, have each received a copy of the Sirius Loan Agreement.

(G)	The Lender has agreed, on the terms set forth herein, to make a loan in the amount of USD 143,000,000 to the Borrower.

NOW THEREFORE, it is hereby agreed as follows:

1.	EFFECTIVE DATE
The effective date of the Agreement is December 17, 2015 (the “Effective Date”).

2.	LOAN AND PURPOSE

2.1	The Lender agrees to make a loan in the amount of USD 143,000,000 (the “Loan”) to the Borrower on the terms and conditions set out herein.

2.2	The purpose of the Loan is to provide cash to the Borrower to be used by the Borrower and its subsidiaries for satisfying working capital requirements.

2.3	The Parties agree that the Loan shall be deemed disbursed to the Borrower as of the Effective Date.

3.	INTEREST

3.1
The Borrower shall, with effect from the Effective Date, pay interest on the outstanding balance of the Loan at a rate equal to the sum of 0.56% per annum plus one-month LIBOR (determined two business days before the start of the relevant interest period) until repayment of the Loan in full.

3.2
In the event of the non-payment of an amount hereunder by the Borrower on the relevant due date (including as a result of the operation of Section 4.4 below), a default interest rate of 2% per annum plus one-month LIBOR (determined as of each day) shall apply from (and including) the date subsequent to such date until the applicable non-payment has been effected.

4.	REPAYMENT

4.1
Effective from the Effective Date, but subject to the conditions contained in Section 4.4 below, the Borrower shall repay the Loan to the Lender in monthly installments that correspond to the amounts of the BP Termination Payments made in any such month, plus any accrued and unpaid interest on the principal amount of the Loan repaid. The Borrower shall make each payment no later than the business day immediately following the day on which the BP Termination Payment is made.

4.2
Subject to the conditions contained in Section 4.4 below, any amounts of principal and interest on the Loan that remain outstanding following the final settlement of the BP Termination Payments shall be repaid in full on August 31, 2017.

4.3	Notwithstanding anything to the contrary contained in this Section 4, the Borrower shall be entitled to prepay the Loan in full or in part at any time without penalty.

4.4
The Parties acknowledge and agree that (i) the obligation of the Borrower to make any payment of principal or interest then due on the Loan as provided in Section 4.1, Section 4.2 or Section 7.2 is conditioned on the prior or contemporaneous payment (the “Sirius Loan Payment”) by Sirius to Neptune of an equivalent amount of principal and interest on the Sirius Loan and (ii) in the event that such Sirius Loan Payment is not paid by Sirius to Neptune in full when due, the obligation of the Borrower to make the payment of principal or interest then due on the Loan pursuant to Section 4.1, Section 4.2, or Section 7.2, as the case may be, shall be deferred until such date as Sirius makes such Sirius Loan Payment in full to Neptune. The Parties further acknowledge and agree, for the avoidance of doubt, that this Section 4.4 defers only the timing of one or more payments on the Loan required to be made by the Borrower to the Lender under this Section 4, but does not otherwise limit, reduce, or modify in any respect the Borrower’s obligation to repay to the Lender all outstanding principal and accrued and unpaid interest on the Loan.

4.5
In order to facilitate the payment arrangements described in Section 4.4, the Parties agree for the benefit of Neptune, Sirius, and each Party hereto to use commercially reasonable efforts (i) to coordinate with Neptune and Sirius the timing, making and receipt of payments under this Agreement and under the Sirius Loan Agreement and (ii) to confer, in the event any payment on the Loan is deferred for more than twelve consecutive months, in good faith with the other Party hereto, Neptune and Sirius to determine the reasons for the deferral and to consider other means to enable the deferred payments to be made as promptly as practicable.

4.6
The Parties acknowledge and agree, for the benefit of Neptune, Sirius and each Party hereto, that (i) the Parties hereto intend that this Agreement and the Sirius Loan Agreement (the “Related Documents”) be construed as consistent agreements operating in parallel with each other, (ii) Neptune, Sirius, and each Party hereto have entered into the Related Documents on this basis, and (iii) the Borrower will make, and has been advised that Sirius has agreed to make, all required payments under the Related Documents without giving effect to any rights of offset, counterclaim, or transfers of receivables or liabilities between the Parties hereto, Neptune, and Sirius not contained within the Related Documents.

5.	PARI PASSU RANKING

5.1	The amounts from time to time outstanding hereunder shall be unsecured.

5.2
The Borrower’s payment obligations under this Agreement shall have equal rank to the claims of all of the Borrower’s other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

6.	TAX GROSS UP
All payments made by the Borrower under this Agreement to the Lender shall be made free and clear and without deduction or withholding for or on account of any tax or withholding which the Lender is required to make.

7.	EVENTS OF DEFAULT

7.1	Each of the events or circumstances set out below constitutes an event of default (“Event of Default”):

(i)
the Borrower fails to pay any sum payable under this Agreement when due (taking into account the operation of Section 4.4 and unless its failure to pay is caused by administrative or technical error) and the Lender notifies the Borrower in writing of such failure to pay, unless payment is made within three business days after receipt of such notice;

(ii)	the Borrower is unable or admits inability to pay its debts as they fall due, or suspends making payments on its debts generally; or

(iii)
any corporate action, legal proceedings or other procedure or step is taken in relation to bankruptcy or insolvency proceedings in respect of the Borrower, the winding up or dissolution of the Borrower (save for the purposes of a solvent reorganization), the enforcement of security over any material portion of the Borrower’s assets or any enforcement of any material debts of the Borrower.

7.2	On and at any time after the occurrence and during the continuance of an Event of Default the Lender may, by notice to the Borrower:

(i)
declare the Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement to be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(ii)	exercise any or all of its rights, remedies and powers under this Agreement or otherwise;
provided that the obligation of the Borrower to make payments under this Section 7.2 shall be subject to the operation of Section 4.4 above.

8.	COSTS AND EXPENSES
All costs and expenses (including legal fees and any VAT thereon) incurred by the Lender in connection with this Agreement shall be for the Borrower’s account.

9.	GOVERNING LAW; JURISDICTION; CERTAIN THIRD PARTY RIGHTS

9.1
This Agreement and any dispute or claim arising out of, or in connection with, it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

9.2
Each Party irrevocably agrees that, subject as provided below, the courts of England and Wales shall have exclusive jurisdiction over any dispute or claim that arises out of, or in connection with, this Agreement or its subject matter or formation (including non-contractual disputes or claims). Nothing in this clause shall limit the right of the Lender to take proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

9.3
A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement, except for Neptune and Sirius with respect to their rights under Section 4.5 and Section 4.6 only.

9.4	Notwithstanding any term of any Related Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

10.	RESTATEMENT
This Agreement is entered into on the date first above written for the purposes of correcting errors and omissions contained in the Loan Agreement, entered into on March 7, 2016, between Lender and Borrower. Accordingly, and effective as of the Effective Date, this Agreement amends and restates, and replaces in its entirety, such Loan Agreement.

[Signature page to follow]

SIGNATURE PAGE

Lender For and on behalf of Seadrill Hungary Kft Signature: /s/ Attila Urbanovics Name: Attila Urbanovics Title: Managing Director Signature: /s/ John T. Roche Name: John T. Roche Title: Managing Director	Borrower For and on behalf ofSeadrill Limited Signature: /s/ Georgina Sousa Name: Georgina Sousa Title: Director and Secretary